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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of May 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2013. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment and the term "International Segment" refers to the combination of our "EMEALA" (Europe, Middle East, Africa, and Latin America) operating segment and our Asia-Pacific operating segment. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year.

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "outlook", "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States ("U.S.") Medicare reimbursement system for dialysis services;

•
changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•
the outcome of ongoing government and internal investigations;

•
risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

  Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and / or products;

•
the influence of private insurers and managed care organizations;

•
the impact of recently enacted and possible future health care reforms;

•
product liability risks;

•
the outcome of ongoing potentially material litigation;

•
risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•
the impact of currency fluctuations;

•
introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•
changes in raw material and energy costs or the ability to procure raw materials; as well as

•
the financial stability and liquidity of our governmental and commercial payors.

       Important factors that could contribute to such differences are noted in the "Overview" section below, in Note 10 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2013, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" below. There have been no significant changes during the three months ended March 31, 2014 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2013.

Overview

       We operate in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). Our dialysis care business, in addition to providing dialysis treatments to patients with ESRD, includes pharmacy services, vascular access surgery services and laboratory services (together, "Care Coordination"). Our dialysis products business includes manufacturing and distributing products for the treatment of ESRD. In the U.S., the Company also provides inpatient dialysis services as well as other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of approximately 4 percent, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success.

       In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments are paid for by governmental institutions such as the Centers for Medicare & Medicaid Services ("CMS") in the United States. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have been historically and are expected in the future to be limited. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as U.S. Sequestration (as defined below), (iii) commencing on January 1, 2014, the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis (see discussion of the American Taxpayer Relief Act of 2012 ("ATRA") below) and (iv) the enactment of the Protecting Access to Medicare Act of 2014 which modified mandated reductions under ATRA for 2015 and eliminated the proposed reductions for 2016 and 2017 (see discussion of Protecting Access to Medicare Act of 2014 below). In the future we expect to experience generally stable reimbursements for dialysis services globally.

       With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress created the ESRD PPS pursuant to which CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

       The ESRD PPS payment amount is also subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment.

       In addition to creating the ESRD PPS, MIPPA also created the ESRD quality incentive program ("QIP") which began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent. Performance on specified measures in a fiscal year affects payments two fiscal years later. For instance, the payments we receive during 2014 will be affected by our performance measures from 2012. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management and dialysis adequacy (measured by Urea Reduction Ratio or URR). For payment year 2014, CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS will continue all of the 2014 QIP measures except URR dialysis adequacy,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

expanded the scope of infection reporting and mineral metabolism reporting, and add four new measures. Payment year 2015 measures consist of three new clinical measures (hemodialysis adequacy for adult patients, hemodialysis adequacy for pediatric patients and peritoneal dialysis adequacy), and one new reporting measure (anemia management reporting). For payment year 2016, CMS will continue all of the 2015 QIP measures and add two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network by ESRD facilities treating patients on an in-center basis).

       The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase.

       On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the ATRA, automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022 (the "U.S. Sequestration"), rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. Pursuant to the Protecting Access to Medicare Act of 2014, the reductions pursuant to U.S. Sequestration for the first six months of 2024 shall be 4 percent, and the reductions for the second six months shall be zero percent.

       The impact of the U.S. Sequestration on our dialysis care revenues from Medicare resulted in a decrease of approximately $18 million in operating income for the three months ended March 31, 2014 compared to the operating income in the first quarter of our prior year. The impact of the U.S. Sequestration since its implementation date April 1, 2013 has resulted in a reduction to our operating income of $74 million. The Medicare reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

       ATRA directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 22, 2013, CMS issued the final rule regarding the 2014 ESRD PPS rate. The base rate per treatment was reduced from $240.36 to $239.02 for 2014. This change reflected (a) a bundled market basket increase of 3.2 percent, reduced by an estimated multifactor productivity adjustment of 0.4 percent; (b) the application of a wage index budget neutrality factor and a home dialysis training add-on budget neutrality factor; and (c) the application of a portion of an overall reduction in the base rate ($8.16 per treatment) to account for a decrease in the historical utilization of certain ESRD-related drugs

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

and biologicals from 2007 to 2012. As set forth in the November 2013 final rule, CMS will phase in the drug utilization adjustment mandated by ATRA, which CMS estimates will total $29.93 per treatment, over three to four years. CMS intended that the portion of the reduction that will be applied in 2014 and 2015 will largely offset the net market basket increases in average payments to ESRD facilities as a whole resulting in essentially unchanged reimbursement rates from 2013 to 2015.

       On April 1, 2014, the Protecting Access to Medicare Act of 2014 was signed into law. This law modifies the provisions of ATRA such that reimbursement for 2015 is expected to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are excluded from the ESRD PPS until 2024. Finally, under the law, the reductions pursuant to U.S. Sequestration for the first six months of 2024 shall be 4 percent, and the reductions for the second six months of 2024 shall be 0 percent.

       Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

       On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Program and issued a solicitation for applications. CMS stated that it sought to work with up to 15 healthcare provider groups comprised of dialysis clinics and nephrologists, also known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while potentially lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In August 2013, we submitted an application to participate in the program as an ESCO. Following submission of our application, CMS announced that it would suspend review of all applications and reopen its request for application in the winter of 2014 to solicit additional participation. Following receipt of stakeholder feedback, CMS issued revised specifications for the Comprehensive ESRD Care Program. The deadline for us to submit an application is June 23, 2014. We are currently reviewing the revised specifications and are evaluating whether to apply and, if so, how many applications to submit.

       We have identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and distributing products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements using accounting principles generally accepted in the United States of America ("U.S. GAAP").

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

       Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters overhead charges, including accounting and finance, etc. ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 13 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

Results of Operations

       The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment revenue primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended March 31,
	2014	2013
	(in millions)
Total revenue
North America	$2,394	$2,288
International	1,161	1,169
Corporate	10	8

Totals	3,565	3,465

Inter-segment revenue
North America	1	1
International	-	-

Totals	1	1

Total net revenue
North America	2,393	2,287
International	1,161	1,169
Corporate	10	8

Totals	3,564	3,464

Operating income
North America	336	366
International	180	192
Corporate	(71)	(65)

Totals	445	493

Interest income	16	11
Interest expense	(112)	(115)
Income tax expense	(102)	(129)

Net Income	247	260
Less: Net Income attributable to Noncontrolling interests	(42)	(35)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$205	$225

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

Three months ended March 31, 2014 compared to three months ended March 31, 2013

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	3,564	3,464	3%	4%
Number of treatments	10,105,141	9,681,510	4%
Same market treatment growth in %	3.7%	3.3%
Gross profit as a % of revenue	30.4%	32.0%
Selling, general and administrative costs as a % of revenue	17.4%	17.1%
Operating income in $ million	445	493	(10%)
Operating income margin in %	12.5%	14.2%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	205	225	(9%)
Basic earnings per share in $	0.68	0.74	(7%)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

       Net dialysis care revenue increased by 4% to $2,782 million (5% increase at Constant Exchange Rates) for the three-months ended March 31, 2014 from $2,678 million in the same period of 2013, mainly due to growth in same market treatments (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%) and the negative impact of exchange rate fluctuations (1%). Included in our net dialysis care revenue is Care Coordination revenue in the U.S. of $161 million and $110 million for the three months ended March 31, 2014 and 2013, respectively.

       Treatments increased by 4% for the three months ended March 31, 2014 as compared to the same period in 2013. The increase is due to same market treatment growth (4%) and acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

       At March 31, 2014, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,263 clinics compared to 3,180 clinics at March 31, 2013. During 2014, we acquired 3 clinics, opened 20 clinics and combined or closed 10 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 3% to 270,570 at March 31, 2014 from 261,648 at March 31, 2013.

       Dialysis product revenue decreased by 1% (remained constant at Constant Exchange Rates) to $782 million as compared to $786 million in the same period of 2013. The decrease was driven by lower sales of machines, partially offset by increased sales of bloodlines, renal pharmaceuticals and products for acute care.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

       The decrease in gross profit margin to 30.4% from 32.0% reflects a decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was due to higher personnel expense, the impact from ATRA reductions on the ESRD PPS payment rate, an unfavorable impact from the U.S. Sequestration, higher costs as a result of FDA remediation and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update. The increase in the International Segment was due to favorable manufacturing variances as well as an increase in revenue rates in Argentina and Venezuela as a response to their inflationary economies and favorable foreign currency exchange effects.

       SG&A expenses increased to $620 million in the three-months ended March 31, 2014 from $593 million in the same period of 2013. SG&A expenses as a percentage of sales increased to 17.4% for the three months of 2014 in comparison with 17.1% in the same period of 2013 due to an increase in the International Segment and in Corporate and a decrease in the North America Segment. The increase in the International Segment was mainly driven by unfavorable foreign currency exchange effects, net of the devaluation of the Venezuelan Bolivar in 2013, an accrual related to the internal investigation we are conducting (see Note 10 of the Notes to Consolidated Financial Statements (unaudited)), cost increases such as personnel expense and lower product revenues. The increase at Corporate was mainly driven by higher costs related to the changes in the Management Board. The decrease in the North America Segment was due to lower personnel and legal costs.

       Research and development ("R&D") expenses remained flat at $30 million as compared to the same period of 2013.

       Income from equity method investees increased to $13 million for the three months ended March 31, 2014 from $5 million for the same period of 2013 due to increased income from the VFMCRP renal pharmaceuticals joint venture.

       Operating income decreased to $445 million for the three-months ended March 31, 2014 from $493 million for the same period in 2013. Operating income margin decreased to 12.5% for the three-months ended March 31, 2014 as compared to 14.2% for the same period in 2013 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, as discussed above.

       Interest expense decreased by 3% to $112 million for the three months ended March 31, 2014 from $115 million for the same period in 2013 due to lower interest rates, partially offset by an increase in the average debt level during the year. Interest income increased to $16 million for the three months ended March 31, 2014 from $11 million for the same period in 2013 mainly as a result of interest income from high interest-bearing notes receivables.

       Income tax expense decreased to $102 million for the three-months ended March 31, 2014 from $129 million for the same period in 2013. The effective tax rate decreased to 29.1% from 33.2% for the same period of 2013, as a result of a higher tax benefits related to internal financing and higher non-taxable noncontrolling interests in the North America Segment as well as the positive impact of ongoing tax audits.

       Net income attributable to noncontrolling interests for the three months ended March 31, 2014 increased to $42 million from $35 million for the same period of 2013 primarily driven by the creation of new joint ventures in the North America Segment in the second half of 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended March 31, 2014 decreased 9% to $205 million from $225 million for the same period in 2013 as a result of the combined effects of the items discussed above.

       Basic earnings per share decreased by 7% for the three months ended March 31, 2014 to $0.68 as compared with $0.74 in 2013 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 301.5 million in 2014 (306.7 million in 2013). The decrease in the number of shares outstanding was the result the share buyback program completed during the second quarter of 2013, partially offset by stock options exercised.

       We employed 91,542 people (full-time equivalents) as of March 31, 2014 compared to 86,855 as of March 31, 2013, an increase of 5%, primarily due to overall growth in our business and acquisitions.

       The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the three months ended March 31,
			Change in %
	2014	2013
Revenue in $ million	2,393	2,287	5%
Number of treatments	6,375,198	6,148,850	4%
Same market treatment growth in %	3.3%	3.6%
Operating income in $ million	336	366	(8%)
Operating income margin in %	14.0%	16.0%

Revenue

       Net dialysis care revenue increased for the three-months ended March 31, 2014 by 5% to $2,201 million from $2,104 million in the same period of 2013. This increase was driven by same market treatment growth (3%) and contributions from acquisitions (2%).

       Treatments increased by 4% for the three-months ended March 31, 2014 as compared to the same period in 2013 mostly due to same market treatment growth (3%) and acquisitions (1%). At March 31, 2014, 171,123 patients (a 2% increase over March 31, 2013) were being treated in the 2,142 clinics that we own or operate in the North America Segment, compared to 167,233 patients treated in 2,090 clinics at March 31, 2013. Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $355 for the three-months ended March 31, 2014 and $351 in the same period in 2013. In the U.S., the average revenue per treatment was $363 for the three-months ended

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

March 31, 2014 and $359 for the same period in 2013. The increase in the U.S. was mainly attributable to increased revenue related to Care Coordination and a favorable impact from the ESRD PPS market basket update, partially offset by impact from ATRA reductions on the ESRD PPS payment rate, the impact from the U.S. Sequestration and decreased revenue for renal pharmaceuticals.

       Dialysis product revenue increased for the three-months ended March 31, 2014 by 5% to $192 million from $183 million in the first three months of 2013. This increase was driven by higher sales of dialyzer and renal pharmaceuticals, partially offset by lower sales of machines and peritoneal dialysis products.

Operating Income

       Operating income decreased to $336 million for the three-months ended March 31, 2014 from $366 million for the same period in 2013. Operating income margin decreased to 14.0% for the three-months ended March 31, 2014 from 16.0% for the same period in 2013, due to higher personnel expense, the impact from ATRA reductions on the ESRD PPS payment rate, an unfavorable impact from the U.S. Sequestration, higher costs as a result of FDA remediation and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update, higher income from equity method investees and decreased legal costs. Cost per treatment for the North America Segment increased to $299 for the three-months ended March 31, 2014 as compared to $288 for the same period of 2013. Cost per treatment in the U.S. increased to $305 for the three-months ended March 31, 2014 from $294 in the same period of 2013.

International Segment

Key Indicators for International Segment
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	1,161	1,169	(1%)	4%
Number of treatments	3,729,943	3,532,660	6%
Same market treatment growth in %	4.5%	3.0%
Operating income in $ million	180	192	(6%)
Operating income margin in %	15.5%	16.4%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

Revenue

       Including the effects of acquisitions, European region revenue increased 2% (2% increase at Constant Exchange Rates) to $732 million, Latin America region revenue decreased 8% (13% increase at Constant Exchange Rates) to $186 million, and Asia-Pacific region revenue decreased 3% (1% increase at Constant Exchange Rates) to $243 million.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

       Net dialysis care revenue for the International Segment increased during the three-months ended March 31, 2014 by 1% (8% at Constant Exchange Rates) to $581 million from $574 million in the same period of 2013. This increase is a result of same market treatment growth (4%), increases in organic revenue per treatment (3%) and contributions from acquisitions (2%), partially offset by the negative effect of exchange rate fluctuations (7%) and the effect of closed or sold clinics (1%).

       Treatments increased by 6% for the three-months ended March 31, 2014 over the same period in 2013 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%). As of March 31, 2014, we had 99,447 patients (a 5% increase over March 31, 2013) being treated at the 1,121 clinics that we own, operate or manage in the International Segment compared to 94,415 patients treated at 1,090 clinics at March 31, 2013. Average revenue per treatment for the three-months ended March 31, 2014 decreased to $156 from $163 in comparison with the same period of 2013 due to weakening of local currencies against the U.S. dollar ($11) partially offset by increased reimbursement rates and changes in country mix ($4).

       Dialysis product revenue for the three-months ended March 31, 2014 decreased by 2% (1% decrease at Constant Exchange Rates) to $580 million compared to $595 million in the same period of 2013. The 2% decrease in product revenue was driven by decreased sales of machines, dialyzers and renal pharmaceuticals, partially offset by increased sales of bloodlines and products for acute care treatments.

Operating Income

       Operating income decreased to $180 million for the three-months ended March 31, 2014 as compared to $192 million for the same period in 2013. Operating income margin decreased to 15.5% for the three-months ended March 31, 2014 from 16.4% for the same period in 2013 mainly due to unfavorable foreign currency exchange effects, net of the devaluation of the Venezuelan Bolivar in 2013, an accrued provision related to the internal investigation we are conducting, cost increases such as personnel expense and lower product revenues.

Liquidity and Capital Resources

Three months ended March 31, 2014 compared to three months ended March 31, 2013

Liquidity

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis centers, purchase equipment for existing or new renal dialysis centers and production sites, repay debt, pay dividends and repurchase shares (see 'Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

       At March 31, 2014, we had cash and cash equivalents of $574 million. For information regarding utilization and availability of cash under our principal credit facility (the "2012 Credit Agreement"), see Note 5 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – 2012 Credit Agreement," included in this report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

Net Cash Provided By (Used In) Operating Activities

       In the first three months of 2014 and 2013, we generated net cash provided by operating activities of $112 million and $315 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2014 versus 2013 was mainly a result of the payment for the W.R. Grace bankruptcy settlement (see Note 20 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies – Commercial Litigation" in our Annual Report on Form 20-F for the year ended December 31, 2013), increased inventory and lower cash collections.

       The profitability of our business depends significantly on reimbursement rates. Approximately 78% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2014, approximately 33% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts and (iii) commencing January 1, 2014, the phased-in reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis, we have experienced and also expect in the future to experience generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

       Our working capital, which is defined as current assets less current liabilities, was $3,049 million at March 31, 2014 which increased from $2,733 million at December 31, 2013. The change is primarily the result of the repayment of the European Investment Bank ("EIB") Agreements in February of 2014, payment for the W.R. Grace bankruptcy settlement, an increase in prepaid and other current assets and an increase in our finished goods inventories, partially offset by a decrease in cash and cash equivalents and an increase in short term borrowings and short term borrowings from related parties. Our ratio of current assets to current liabilities was 1.88 at March 31, 2014.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented days sales outstanding ("DSO") of approximately 74 at March 31, 2014 and 73 at December 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	March 31, 2014	December 31, 2013
North America days sales outstanding	56	53

International days sales outstanding	107	110

FMC-AG & Co. KGaA average days sales outstanding	74	73

       DSO increased by one day. The increase in North America to a large extent was driven by payment delays due to changes in ownership of certain clinics resulting from the creation of joint ventures in 2013. The International Segment's DSO decrease reflects cash collections in Spain. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

       We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. As a result of a tax audit we identified a tax item relating to civil settlement payment deductions taken by FMCH in prior year tax returns that will or could impact our financial results in the future (see Note 10 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies-Other Litigation and Potential Exposures" for further details on this tax matter). We have also received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $332 million and $217 million in investing activities in the three-months periods ended March 31, 2014 and 2013, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $197 million and $146 million in the first three months of 2014 and 2013, respectively. In the first three months of 2014, capital expenditures were $89 million in the North America Segment, $66 million at Corporate, $42 million for the International Segment. Capital expenditures in the first three months of 2013 were $87 million in the North America Segment, $35 million for the International Segment and $24 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

the North America Segment and France and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 6% of total revenue in the first three months of 2014 as compared to 4% for the same period in 2013.

       In addition to the capital expenditures discussed above, we invested approximately $137 million cash in the first three months of 2014, $116 million in the North America Segment and $21 million in the International Segment. The investment in the North American segment was mainly for available-for-sale securities. In the first three months of 2013, we invested approximately $72 million cash, $26 million in the North America Segment and $46 million in the International Segment.

Net Cash Provided By (Used In) Financing Activities

       Net cash provided by financing activities was $116 million in the first three months of 2014 compared to net cash used in financing activities of $246 million in the first three months of 2013, respectively.

       In the three-months period ended March 31, 2014, cash was mainly provided by proceeds from long-term and short-term borrowings and proceeds from the draw-down under our Accounts Receivable facility, partially offset by the repayment for the EIB Agreements, repayment of portions of long-term debt and short term borrowings and distributions to noncontrolling interests. In the first three months of 2013, cash was used in the repayment of portions of the accounts receivable facility, short-term borrowings and long-term debt, as well as distributions to noncontrolling interests, partially offset by proceeds from short-term borrowings.

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $612 million, 17.2% of revenues for the three-months period ended March 31, 2014, and $650 million, 18.8% of revenues for the same period of 2013. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the three months ended March 31,
	2014	2013
	($ in millions)
Total EBITDA	$612	$650
Interest expense (net of interest income)	(96)	(104)
Income tax expense, net	(102)	(129)
Change in deferred taxes, net	(3)	(22)
Changes in operating assets and liabilities	(338)	(105)
Stock compensation expense	6	6
Other items, net	33	19

Net cash provided by (used in) operating activities	$112	$315

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

Significant Cash Flow key performance indicators

	For the three months ended March 31,
	2014	2013
	(in millions)
Revenue	$3,564	$3,464
Net cash provided by (used in) operating activities	112	315
Capital expenditures	(200)	(147)
Proceeds from sale of property, plant and equipment	3	1
Capital expenditures, net	(197)	(146)
Free cash flow	(85)	169
Net cash provided by (used in) operating activities in % of revenue	3.2%	9.1%
Free cash flow in % of revenue	(2.4%)	4.9%

Balance Sheet Structure

       Total assets as of March 31, 2014 increased to $23.4 billion from $23.1 billion as compared to December 31, 2013. Current assets as a percent of total assets increased to 28% at March 31, 2014 as compared to 27% at December 31, 2013. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, remained flat at 41% at March 31, 2014 as compared to December 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

Outlook

       Below is a table showing our growth outlook for 2014:

2014
Revenue	~ $15.2 billion
Operating income	~ $2.2 billion
Operating income margin	~ 14,5%
Net income(1)	$1.0 – $1.05 billion
Net income growth(1)	decrease 5 – 10%
Basic earnings per share growth(1)	based on development of net income
Capital Expenditures	~ $0.9 billion
Acquisitions and investments	~ $0.4 billion
Net cash provided by (used in) operating activities	> $1.5 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	≤ 3.0
Employees(2)	~ 92,000
Research and development expenses	~ $140 million

(1)
Net income attributable to shareholders of FMC AG & Co. KGaA

(2)
Full-time equivalents.

Recently Implemented Accounting Pronouncements

       On February 28, 2013 FASB issued Accounting Standards Update 2013-04 ("ASU 2013-04") Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligations is Fixed at the Reporting Date. ASU 2013-04's objective is to provide guidance and clarification on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements such as debt arrangements, other contractual obligations and settled litigation and judicial rulings. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. We adopted ASU 2013-04 as of January 1, 2014. ASU 2013-04 does not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

       On January 23, 2014, FASB issued Accounting Standards Update 2014-05 ("ASU 2014-05") Service Concession Arrangements (Topic 853). ASU 2014-05's objective is to specify that an operating entity should not account for a service concession arrangement that is within the scope of ASU 2014-05 as a lease. The update is effective for fiscal years and interim periods within those years beginning on or after

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2014 and 2013

December 15, 2014. We are currently evaluating the impact of ASU 2014-05 on our Consolidated Financial Statements.

       On April 10, 2014 FASB issued Accounting Standards Update 2014-08 ("ASU 2014-08") Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08's objective is to reduce the complexity and difficulty in applying guidance for discontinued operations. ASU 2014-08's main focus is to limit the presentation to disposals representing a strategic shift that has a major effect on operations or financial results. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We are currently evaluating the impact of ASU 2014-08 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2014	2013
Revenue:
Dialysis Care	$2,845,424	$2,741,935
Less: Patient service bad debt provision	63,237	63,749

Net Dialysis Care	2,782,187	2,678,186
Dialysis Products	781,405	785,735

	3,563,592	3,463,921
Costs of revenue:
Dialysis Care	2,117,604	1,984,224
Dialysis Products	363,856	370,179

	2,481,460	2,354,403
Gross profit	1,082,132	1,109,518
Operating (income) expenses:
Selling, general and administrative	619,733	591,714
Gain on sale of dialysis clinics	(2)	(1,073)
Research and development	30,028	30,372
Income from equity method investees	(12,522)	(4,808)

Operating income	444,895	493,313
Other (income) expense:
Interest income	(15,415)	(10,589)
Interest expense	111,676	114,818

Income before income taxes	348,634	389,084
Income tax expense	101,284	129,001

Net income	247,350	260,083
Less: Net income attributable to noncontrolling interests	41,888	34,584

Net income attributable to shareholders of FMC-AG & Co. KGaA	$205,462	$225,499

Basic income per ordinary share	$0.68	$0.74

Fully diluted income per ordinary share	$0.68	$0.73

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2014	2013
Net Income	$247,350	$260,083

Gain (loss) related to cash flow hedges	6,959	15,897
Actuarial gain (loss) on defined benefit pension plans	4,354	6,398
Gain (loss) related to foreign currency translation	(47,056)	(68,192)
Income tax (expense) benefit related to components of other comprehensive income	(3,550)	(6,684)

Other comprehensive income (loss), net of tax	(39,293)	(52,581)

Total comprehensive income	$208,057	$207,502
Comprehensive income attributable to noncontrolling interests	41,855	32,602

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$166,202	$174,900

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

At March 31, 2014 and December 31, 2013

(in thousands, except share data)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$574,127	$682,777
Trade accounts receivable less allowance for doubtful accounts of $403,657 in 2014 and $413,165 in 2013	3,080,334	3,037,274
Accounts receivable from related parties	171,186	153,118
Inventories	1,206,772	1,097,104
Prepaid expenses and other current assets	1,195,392	1,037,391
Deferred taxes	268,910	279,052

Total current assets	6,496,721	6,286,716
Property, plant and equipment, net	3,135,123	3,091,954
Intangible assets	734,227	757,876
Goodwill	11,646,157	11,658,187
Deferred taxes	108,480	104,167
Investment in equity method investees	733,912	664,446
Other assets and notes receivables	568,057	556,560

Total assets	$23,422,677	$23,119,906

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$550,668	$542,597
Accounts payable to related parties	164,229	123,929
Accrued expenses and other current liabilities	1,900,239	2,012,533
Short-term borrowings and other financial liabilities	157,226	96,648
Short-term borrowings from related parties	134,314	62,342
Current portion of long-term debt and capital lease obligations	301,275	511,370
Income tax payable	203,554	170,360
Deferred taxes	35,811	34,194

Total current liabilities	3,447,316	3,553,973
Long-term debt and capital lease obligations, less current portion	8,016,155	7,746,920
Other liabilities	333,220	329,561
Pension liabilities	413,388	435,858
Income tax payable	166,040	176,933
Deferred taxes	734,329	743,390

Total liabilities	13,110,448	12,986,635
Noncontrolling interests subject to put provisions	631,940	648,251
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 309,111,125 issued and 301,562,174 outstanding	382,569	382,411
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,553,425	3,530,337
Retained earnings	6,582,879	6,377,417
Accumulated other comprehensive (loss) income	(589,847)	(550,587)

Total FMC-AG & Co. KGaA shareholders' equity	9,424,012	9,234,564
Noncontrolling interests not subject to put provisions	256,277	250,456
Total equity	9,680,289	9,485,020

Total liabilities and equity	$23,422,677	$23,119,906

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

For the three months ended March 31, 2014 and 2013

(unaudited, in thousands)

	For the three months ended March 31,
	2014	2013
Operating Activities:
Net income	$247,350	$260,083
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167,167	156,353
Change in deferred taxes, net	(3,459)	(22,455)
(Gain) loss on sale of investments	(2)	(1,073)
(Gain) loss on sale of fixed assets	808	1,401
Compensation expense related to stock options	6,174	6,220
Investments in equity method investees, net	32,399	18,582
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(62,915)	(40,702)
Inventories	(111,648)	(56,173)
Prepaid expenses, other current and non-current assets	(26,831)	32,079
Accounts receivable from related parties	(18,215)	(24,934)
Accounts payable to related parties	41,018	23,459
Accounts payable, accrued expenses and other current and non-current liabilities	(180,308)	(99,671)
Income tax payable	20,756	62,249

Net cash provided by (used in) operating activities	112,294	315,418

Investing Activities:
Purchases of property, plant and equipment	(199,631)	(147,357)
Proceeds from sale of property, plant and equipment	2,480	1,327
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(137,157)	(72,214)
Proceeds from divestitures	2,381	1,036

Net cash provided by (used in) investing activities	(331,927)	(217,208)

Financing Activities:
Proceeds from short-term borrowings	40,200	46,349
Repayments of short-term borrowings	(35,277)	(41,930)
Proceeds from short-term borrowings from related parties	72,178	4,226
Repayments of short-term borrowings from related parties	-	(1,606)
Proceeds from long-term debt and capital lease obligations	271,544	598
Repayments of long-term debt and capital lease obligations	(267,486)	(32,915)
Increase (decrease) of accounts receivable securitization program	68,000	(162,000)
Proceeds from exercise of stock options	5,807	4,635
Distributions to noncontrolling interests	(52,157)	(72,619)
Contributions from noncontrolling interests	13,402	8,795

Net cash provided by (used in) financing activities	116,211	(246,467)

Effect of exchange rate changes on cash and cash equivalents	(5,228)	(4,942)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(108,650)	(153,199)
Cash and cash equivalents at beginning of period	682,777	688,040

Cash and cash equivalents at end of period	$574,127	$534,841

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2014 (unaudited) and
year ended December 31, 2013 (audited)
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	-	$-	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260
Proceeds from exercise of options and related tax effects	2,200	3	2,280,439	3,031	-	-	102,520	-	-	105,554	-	105,554
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	-	-	34,784	-	-	34,784	-	34,784
Compensation expense related to stock options	-	-	-	-	-	-	13,593	-	-	13,593	-	13,593
Purchase of treasury stock	-	-	-	-	(7,548,951)	(505,014)	-	-	-	(505,014)	-	(505,014)
Dividends paid	-	-	-	-	-	-	-	(296,134)	-	(296,134)	-	(296,134)
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	(3,566)	-	-	(3,566)	(11,607)	(15,173)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(32,275)	(32,275)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	(108,575)	-	-	(108,575)	-	(108,575)
Net income	-	-	-	-	-	-	-	1,109,890	-	1,109,890	32,577	1,142,467
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(58,474)	(58,474)	(2,993)	(61,467)

Comprehensive income	-	-	-	-	-	-	-	-	-	1,051,416	29,584	1,081,000

Balance at December 31, 2013	-	$-	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020

Proceeds from exercise of options and related tax effects	-	-	115,395	158	-	-	5,643	-	-	5,801	-	5,801
Compensation expense related to stock options	-	-	-	-	-	-	6,174	-	-	6,174	-	6,174
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	(2,576)	-	-	(2,576)	(303)	(2,879)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(8,951)	(8,951)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	13,847	-	-	13,847	-	13,847
Net income	-	-	-	-	-	-	-	205,462	-	205,462	15,120	220,582
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(39,260)	(39,260)	(45)	(39,305)

Comprehensive income	-	-	-	-	-	-	-	-	-	166,202	15,075	181,277

Balance at March 31, 2014	-	$-	309,111,125	$382,569	(7,548,951)	$(505,014)	$3,553,425	$6,582,879	$(589,847)	$9,424,012	$256,277	$9,680,289

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis care business, in addition to providing dialysis treatments to patients with ESRD, includes pharmacy services, vascular access surgery services and laboratory services (together, "Care Coordination"). The Company's dialysis products business includes manufacturing and distributing products for the treatment of ESRD. The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States ("U.S."), the Company also provides inpatient dialysis services as well as other services under contract to hospitals.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment. The term "International Segment" refers to the combined Europe, Middle East, Africa and Latin America ("EMEALA") operating segment and the Asia-Pacific operating segment. For further discussion of our operating segments, see Note 13 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at March 31, 2014 and for the three-months ended March 31, 2014 and 2013 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2013 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2013, contained in the Company's 2013 Annual Report on Form 20-F.

       Certain items, in the net aggregate amount of $5,006 relating to research and development, compensation expense, and income from equity method investees have been reclassified in the prior year's

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

comparative consolidated financial statements between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year's presentation.

       The results of operations for the three-months ended March 31, 2014 are not necessarily indicative of the results of operations for the year ending December 31, 2014.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.3% of the Company's outstanding shares at March 31, 2014. The Company has entered into certain arrangements for the purchase and sale of products and services with Fresenius SE or its subsidiaries and with certain of the Company's joint ventures as described in items a), b) and d) below. The Company's terms related to the receivables or payables for these products and services are generally consistent with the normal terms of the Company's business. Financing arrangements as described in item c) below normally have agreed upon terms which are determined at the time such financing transactions occur and usually reflect market rates at the time of the transaction. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service and Lease Agreements

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the three-months ended March 31, 2014 and 2013, amounts charged by Fresenius SE Companies to the Company under the terms of these agreements were $27,467 and $23,973, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $1,848 and $1,719 for services rendered to the Fresenius SE Companies during the first three months of 2014 and 2013 respectively.

       Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $7,038 and $6,569 during the three months ended March 31, 2014 and 2013, respectively. The majority of the leases expire in 2016 and contain renewal options.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $8,172 and $4,511, respectively, for its management services during the three months ended March 31, 2014 and 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

b)   Products

       For the first three months of 2014 and 2013, the Company sold products to the Fresenius SE Companies for $7,481 and $7,215, respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $5,907 and $10,364, respectively.

       In addition to the purchases noted above, Fresenius Medical Care Holdings, Inc. ("FMCH") currently purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During the three-months ended March 31, 2014 and 2013, FMCH acquired approximately $5,348 and $4,560, respectively, of heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)    Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2014 and December 31, 2013, the Company had accounts receivables from Fresenius SE in the amount of $149,350 and $112,568, respectively. As of March 31, 2014 and December 31, 2013, the Company had accounts payables to Fresenius SE in the amount of $134,817 and $102,731, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       At March 31, 2014, the Company borrowed from Fresenius SE €52,700 ($72,663 at March 31, 2014) at an interest rate of 1.612%. This loan was renewed and increased to €142,300 ($197,350) at an interest rate of 1.644% and is due on May 31, 2014.

       On August 19, 2009, the Company borrowed €1,500 ($2,068 at March 31, 2014) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2014 with an interest rate of 1.796%. On November 28, 2013, the Company borrowed an additional €1,500 ($2,068 at March 31, 2014) from the General Partner at 1.875%. This loan is due on November 28, 2014.

       At March 31, 2014, the Company had a Chinese Yuan Renminbi ("CNY") loan of 357,710 ($57,515 at March 31, 2014) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.1% and a maturity date of May 23, 2014.

d)   Other

       The Company performs clinical studies for certain of its joint ventures for which services the Company received $657 and $1,348 for the three months ended March 31, 2014 and 2013, respectively. In addition, the Company also performs marketing and distribution services for a joint venture for which services the Company received $4,349 and $4,006 for the three months ended March 31, 2014 and 2013, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At March 31, 2014 and December 31, 2013, a subsidiary of Fresenius SE held Senior Notes issued by the Company in the amount of €11,800 and €11,800 ($16,270 and $16,273), respectively. The Senior Notes were issued in 2011 and 2012 and have a coupon rate of 5.25% with interest payable semiannually.

3.    Inventories

       At March 31, 2014 and December 31, 2013, inventories consisted of the following:

	March 31, 2014	December 31, 2013
Finished goods	$751,027	$640,355
Raw materials and purchased components	194,808	185,146
Health care supplies	186,687	195,519
Work in process	74,250	76,084

Inventories	$1,206,772	$1,097,104

4.    Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

       At March 31, 2014 and December 31, 2013, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	March 31, 2014	December 31, 2013
Borrowings under lines of credit	$100,429	$95,690
Other financial liabilities	56,797	958

Short-term borrowings and other financial liabilities	157,226	96,648
Short-term borrowings from related parties (see Note 2.c)	134,314	62,342

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$291,540	$158,990

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

5.    Long-Term Debt and Capital Lease Obligations

       At March 31, 2014 and December 31, 2013, long-term debt and capital lease obligations consisted of the following:

	March 31, 2014	December 31, 2013
2012 Credit Agreement	$2,910,561	$2,707,145
Senior Notes	4,825,384	4,824,753
Euro Notes	46,535	46,545
European Investment Bank Agreements(1)	-	193,074
Accounts receivable facility	419,250	351,250
Capital lease obligations	24,875	24,264
Other	90,825	111,259

Long-term debt and capital lease obligations	8,317,430	8,258,290
Less current maturities	(301,275)	(511,370)

Long-term debt and capital lease obligations, less current portion	$8,016,155	$7,746,920

(1) The remaining two loans under the European Investment Bank Agreements were repaid on their maturity in February 2014.

2012 Credit Agreement

       The following table shows the available and outstanding amounts under the 2012 Credit Agreement at March 31, 2014 and at December 31, 2013:

	Maximum Amount Available March 31, 2014		Balance Outstanding March 31, 2014
Revolving Credit USD	$600,000	$600,000	$336,469	$336,469
Revolving Credit EUR	€500,000	$689,400	€90,000	$124,092
Term Loan A	$2,450,000	$2,450,000	$2,450,000	$2,450,000

		$3,739,400		$2,910,561

	Maximum Amount Available December 31, 2013		Balance Outstanding December 31, 2013
Revolving Credit USD	$600,000	$600,000	$138,190	$138,190
Revolving Credit EUR	€500,000	$689,550	€50,000	$68,955
Term Loan A	$2,500,000	$2,500,000	$2,500,000	$2,500,000

		$3,789,550		$2,707,145

       At March 31, 2014 and December 31, 2013, the Company had letters of credit outstanding in the amount of $7,143 and $9,444, respectively, under the revolving credit facility, which are not included above as part of the balance outstanding, but reduce the available borrowings under the revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the account receivable facility at March 31, 2014 and at December 31, 2013:

	Maximum Amount Available(1)		Balance Outstanding
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Accounts Receivable Facility	$800,000	$800,000	$419,250	$351,250

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $65,622 as of March 31, 2014 and December 31, 2013. These letters of credit are not included above as part of the balance outstanding at March 31, 2014 and December 31, 2013; however, they reduce available borrowings under the accounts receivable facility.

6.    Earnings Per Ordinary Share

       The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per ordinary share computations for the three-months ended March 31, 2014 and 2013:

	For the three months ended March 31,
	2014	2013
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$205,462	$225,499
less:
Dividend preference on Preference shares(1)	-	26

Income available to all classes of shares	$205,462	$225,473

Denominators:
Weighted average number of:
Ordinary shares outstanding	301,491,046	302,773,218
Preference shares outstanding(1)	-	3,973,333

Total weighted average shares outstanding	301,491,046	306,746,551
Potentially dilutive Ordinary shares	378,831	1,131,149
Potentially dilutive Preference shares(1)	-	13,681

Total weighted average Ordinary shares outstanding assuming dilution	301,869,877	303,904,367
Total weighted average Preference shares outstanding assuming dilution(1)	-	3,987,014
Basic income per Ordinary share	$0.68	$0.74
Fully diluted income per Ordinary share	0.68	0.73

(1) As of the preference share conversion on June 28th, 2013, the Company no longer has two classes of shares outstanding.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

7.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three-months ended March 31, 2014 and 2013, respectively.

	For the three months ended March 31,
	2014	2013
Components of net periodic benefit cost:
Service cost	$4,739	$3,913
Interest cost	7,404	6,784
Expected return on plan assets	(3,925)	(3,400)
Amortization of unrealized losses	4,354	6,398

Net periodic benefit costs	$12,572	$13,695

8.    Noncontrolling Interests Subject to Put Provisions

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At March 31, 2014 and December 31, 2013, the Company's potential obligations under these put options were $631,940 and $648,251, respectively, of which, at March 31, 2014, put options with an aggregate purchase obligation of $251,453 were exercisable. No put options were exercised during the first three months of 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2014 and the year ended December 31, 2013:

	March 31, 2014	December 31, 2013
Beginning balance as of January 1,	$648,251	$523,260
Contributions to noncontrolling interests	(29,121)	(122,179)
Purchase/ sale of noncontrolling interests	(4,452)	6,723
Contributions from noncontrolling interests	4,329	17,767
Changes in fair value of noncontrolling interests	(13,847)	108,575
Net income	26,768	113,156
Other comprehensive income (loss)	12	949

Ending balance as of March 31, 2014 and December 31, 2013	$631,940	$648,251

9.    Sources of Revenue

       Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the three-months ended March 31, 2014 and 2013. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	For the three months ended March 31,
	2014	2013
Medicare ESRD program	$1,094,338	$1,055,056
Private/alternative payors	947,477	914,397
Medicaid and other government sources	109,486	91,026
Hospitals	112,701	106,931

Total patient service revenue	$2,264,002	$2,167,410

10.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

       On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. Upon remand, the district court reduced the post-verdict damages award to $10,000. Separately, the U.S. Patent and Trademark Office ("USPTO") and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the USPTO's ruling and invalidated the final remaining Baxter patent. Baxter appealed to the Federal Circuit claiming that approximately $20,000 of damages awarded to it by the District Court before the Federal Circuit affirmed the USPTO ruling constituted a final judgment that may be collected. On July 2, 2013, the Federal Circuit denied Baxter's appeal and ordered the District Court to dismiss the case. The court-approved escrow account has been terminated and the escrow funds have been returned to FMCH. On March 5, 2014, Baxter petitioned the United States Supreme Court to review the decisions of the Federal Circuit.

       On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

       Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC (AAC), which the Company acquired in October 2011, and to the Company's Fresenius Vascular Access subsidiary which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas.

       The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Justice ("DOJ") that allegations have been made and of the Company's internal review. The Company's review and dialogue with the SEC and DOJ are ongoing.

       The review has identified conduct that raises concerns under the FCPA or other anti-bribery laws that may result in monetary penalties or other sanctions. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has recorded a non-material accrual for an identified matter. Given the current status of the internal review, the Company cannot reasonably estimate the range of possible loss that may result from additional identified matters or from the final outcome of the continuing internal review.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

       In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a broad range of documents. Communications with the investigating United States Attorney Offices indicate that the inquiry relates to products manufactured by FMCH, which encompasses the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above, as well as electron-beam sterilization of dialyzers, the Liberty peritoneal dialysis cycler, and 2008 series hemodialysis machines as related to the use of Granuflo® and Naturalyte®. FMCH is cooperating fully in the government's investigation.

       The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston).

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. See "Regulatory and Legal Matters – Product Regulation" section of the 2013 Annual Report on Form 20-F for additional information. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

11.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at March 31, 2014, and December 31, 2013.

		March 31, 2014		December 31, 2013
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$574,127	574,127	$682,777	682,777
Accounts Receivable(1)	2	3,251,520	3,251,520	3,190,392	3,190,392
Notes Receivable	3	166,631	184,242	165,807	175,768
Liabilities
Accounts payable(1)	2	714,897	714,897	666,526	666,526
Short-term borrowings(1)	2	291,540	291,540	158,990	158,990
Long term debt, excluding 2012 Credit Agreement, Euro Notes and Senior Notes	2	534,950	534,950	679,847	679,847
2012 Credit Agreement	2	2,910,561	2,910,561	2,707,145	2,710,270
Senior Notes	2	4,825,384	5,332,253	4,824,753	5,348,679
Euro Notes	2	46,535	46,722	46,545	47,423
Noncontrolling interests subject to put provisions	3	631,940	631,940	648,251	648,251

(1) Also includes amounts receivable from or payable to related parties.

       The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 5.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

       The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 8 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

       At March 31, 2014 and December 31, 2013, the Company had $19,048 and $18,334 of derivative financial assets subject to netting arrangements and $14,044 and $16,371 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $11,996 and $12,169 as well as net liabilities of $6,992 and $10,207 at March 31, 2014 and December 31, 2013, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At March 31, 2014 and December 31, 2013, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $174,918 and $238,983 at March 31, 2014 and December 31, 2013, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,685,750 and $1,512,559 at March 31, 2014 and December 31, 2013, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At March 31, 2014 and December 31, 2013, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €100,000 ($137,880 and $137,910 at March 31, 2014 and December 31, 2013, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance to effectively convert the variable interest rate related to the future debt to a fixed interest rate. These pre-hedges are settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At March 31, 2014 and December 31, 2013, the Company had $113,570 and $118,844, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at March 31, 2014 and December 31, 2013.

	March 31, 2014		December 31, 2013
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	3,235	(2,856)	4,985	(2,719)
Non-current
Foreign exchange contracts	204	-	759	(374)
Interest rate contracts	-	(4,553)	-	(4,392)

Total	$3,439	$(7,409)	$5,744	$(7,485)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	15,373	(15,449)	11,679	(22,982)
Non-current
Foreign exchange contracts	556	(648)	1,060	(820)

Total	$15,929	$(16,097)	$12,739	$(23,802)

(1) At March 31, 2014 and December 31, 2013, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the three months ended March 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2014	2013		2014	2013
Interest rate contracts	$(125)	$6,470	Interest income/expense	$7,358	$6,365
Foreign exchange contracts	(845)	3,991	Costs of Revenue	571	(1,345)
Foreign exchange contracts			Interest income/expense	-	416

	$(970)	$10,461		$7,929	$5,436

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the three months ended March 31,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2014	2013
Foreign exchange contracts	Selling, general and administrative expense	$(2,298)	$(21,812)
Foreign exchange contracts	Interest income/expense	1,226	1,966

		$(1,072)	$(19,846)

       For foreign exchange derivatives, the Company expects to recognize $372 of losses deferred in AOCI at March 31, 2014, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $23,303 over the next twelve months which is currently deferred in AOCI. At March 31, 2014, this amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016.

       At March 31, 2014, the Company had foreign exchange derivatives with maturities of up to 20 months and interest rate swaps with maturities of up to 31 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

12.    Other Comprehensive Income (Loss), net of tax

       Changes in AOCI, net of tax, by component for the three months ended March 31, 2014 and 2013 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)
Other comprehensive income (loss) before reclassifications	8,031	-	(66,210)	(58,179)	(1,982)	(60,161)
Amounts reclassified from AOCI	3,639	3,941	-	7,580	-	7,580

Other comprehensive income (loss) after reclassifications	11,670	3,941	(66,210)	(50,599)	(1,982)	(52,581)

Balance at March 31, 2013	$(126,671)	$(175,482)	$(240,559)	$(542,712)	$887	$(541,825)

Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

Other comprehensive income (loss) before reclassifications	(556)	-	(47,023)	(47,579)	(33)	(47,612)
Amounts reclassified from AOCI	5,579	2,740	-	8,319	-	8,319

Other comprehensive income (loss) after reclassifications	5,023	2,740	(47,023)	(39,260)	(33)	(39,293)

Balance at March 31, 2014	$(116,833)	$(139,247)	$(333,767)	$(589,847)	$792	$(589,055)

       Reclassifications out of AOCI for the three months ended March 31, 2014 and 2013 are as follows:

Details about AOCI Components	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
	For the three months ended March 31,
	2014	2013
(Gain) Loss related to cash flow hedges
Interest rate contracts	$7,358	$6,365	Interest income/expense
Foreign exchange contracts	571	(1,345)	Costs of Revenue
Foreign exchange contracts	-	416	Interest income/expense

	7,929	5,436	Total before tax

	(2,350)	(1,797)	Tax expense or benefit

	$5,579	$3,639	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) /loss	4,354	6,398	(1)

	4,354	6,398	Total before tax

	(1,614)	(2,457)	Tax expense or benefit

	$2,740	$3,941	Net of tax

Total reclassifications for the period	$8,319	$7,580	Net of tax

(1) Included in the computation of net periodic pension cost (see Note 7 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

13.    Segment and Corporate Information

       The Company has identified three operating segments, North America Segment, EMEALA and Asia-Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, the Company has aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under U.S. GAAP.

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance, etc. ("Corporate"), because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three-months periods ended March 31, 2014 and 2013 is set forth below.

	North America Segment	International Segment	Segment Totals	Corporate	Total
Three months ended March 31, 2014
Net revenue external customers	$2,392,907	$1,160,898	$3,553,805	$9,787	$3,563,592
Inter - segment revenue	1,280	-	1,280	(1,280)	-

Revenue	2,394,187	1,160,898	3,555,085	8,507	3,563,592

Depreciation and amortization	(87,649)	(45,021)	(132,670)	(34,497)	(167,167)

Operating income	335,562	180,446	516,008	(71,113)	444,895

Income (loss) from equity method investees	10,551	1,971	12,522	-	12,522
Segment assets	14,860,218	6,267,649	21,127,867	2,294,810	23,422,677
thereof investments in equity method investees	300,110	433,802	733,912	-	733,912
Capital expenditures, acquisitions and investments(1)	204,899	64,637	269,536	67,252	336,788
Three months ended March 31, 2013
Net revenue external customers	$2,287,250	$1,168,652	$3,455,902	$8,019	$3,463,921
Inter - segment revenue	1,075	-	1,075	(1,075)	-

Revenue	2,288,325	1,168,652	3,456,977	6,944	3,463,921

Depreciation and amortization(2)	(80,407)	(45,900)	(126,307)	(30,046)	(156,353)

Operating income(3)	366,048	191,617	557,665	(64,352)	493,313

Income (loss) from equity method investees(4)	3,118	1,690	4,808	-	4,808
Segment assets	14,044,466	5,896,442	19,940,908	2,198,755	22,139,663
thereof investments in equity method investees	239,689	361,738	601,427	-	601,427
Capital expenditures, acquisitions and investments(5)	112,332	82,702	195,034	24,537	219,571

(1) International acquisitions exclude $7,569 of non-cash acquisitions for 2014.

(2) Depreciation in the amount of $895 relating to research and development has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(3) Certain items, in the net aggregate amount of $5,006, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation as applicable.

(4) Income (loss) from equity method investees in the amount of $396 has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(5) International acquisitions exclude $3,690 of non-cash acquisitions for 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended March 31,
	2014	2013
Supplementary cash flow information:
Cash paid for interest	$164,393	$165,596

Cash paid for income taxes(1)	$83,138	$59,708

Cash inflow for income taxes from stock option exercises	$545	$522

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(31,589)	$(69,485)
Liabilities assumed	2,251	3,334
Noncontrolling interest subject to put provisions	-	6,294
Noncontrolling interest	288	4,527
Obligations assumed in connection with acquisition	7,569	3,690

Cash paid	(21,481)	(51,640)
Less cash acquired	105	2,530

Net cash paid for acquisitions	(21,376)	(49,110)
Cash paid for investments	(112,848)	(22,185)
Cash paid for intangible assets	(2,933)	(919)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(137,157)	$(72,214)

(1) Net of tax refund.

15.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and Fresenius Medical Care Deutschland GmbH ("D-GmbH"), together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at March 31, 2014 and December 31, 2013 and for the three-months periods ended March 31, 2014 and 2013. The following combining financial information for the Company is at March 31, 2014 and December 31, 2013 and for the three-months periods ended March 31, 2014 and 2013, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$531,730	$-	$3,896,574	$(864,712)	$3,563,592
Cost of revenue	-	-	332,156	-	2,995,003	(845,699)	2,481,460

Gross profit	-	-	199,574	-	901,571	(19,013)	1,082,132

Operating expenses (income):
Selling, general and administrative(1)	-	47,374	28,650	(26,380)	569,452	(11,887)	607,209
Research and development	-	-	19,297	-	10,731	-	30,028

Operating (loss) income	-	(47,374)	151,627	26,380	321,388	(7,126)	444,895

Other (income) expense:
Interest, net	(1,731)	60,526	(1,031)	45,462	(7,015)	50	96,261
Other, net	-	(330,870)	111,665	(154,698)	-	373,903	-

Income (loss) before income taxes	1,731	222,970	40,993	135,616	328,403	(381,079)	348,634
Income tax expense (benefit)	628	17,508	37,172	(7,528)	148,579	(95,075)	101,284

Net Income (loss)	1,103	205,462	3,821	143,144	179,824	(286,004)	247,350
Net Income attributable to noncontrolling interests	-	-	-	-	-	41,888	41,888

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,103	$205,462	$3,821	$143,144	$179,824	$(327,892)	$205,462

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$495,497	$-	$3,758,626	$(790,202)	$3,463,921
Cost of revenue	-	-	335,779	-	2,796,879	(778,255)	2,354,403

Gross profit	-	-	159,718	-	961,747	(11,947)	1,109,518

Operating expenses (income):
Selling, general and administrative(1)	-	6,423	49,086	(7,180)	511,647	25,857	585,833
Research and development	-	-	17,969	-	12,572	(169)	30,372

Operating (loss) income	-	(6,423)	92,663	7,180	437,528	(37,635)	493,313

Other (income) expense:
Interest, net	(1,697)	46,193	2,251	40,298	17,184	-	104,229
Other, net	-	(263,397)	96,047	(181,689)	-	349,039	-

Income (loss) before income taxes	1,697	210,781	(5,635)	148,571	420,344	(386,674)	389,084
Income tax expense (benefit)	616	(14,718)	6,076	(13,065)	116,077	34,015	129,001

Net Income (loss)	1,081	225,499	(11,711)	161,636	304,267	(420,689)	260,083
Net Income attributable to noncontrolling interests	-	-	-	-	-	34,584	34,584

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(455,273)	$225,499

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,103	$205,462	$3,821	$143,144	$179,824	$(286,004)	$247,350

Gain (loss) related to cash flow hedges	-	7,234	-	-	(275)	-	6,959
Actuarial gain (loss) on defined benefit pension plans	-	50	947	3,262	95	-	4,354
Gain (loss) related to foreign currency translation	-	833	(145)	-	(50,268)	2,524	(47,056)
Income tax (expense) benefit related to components of other comprehensive income	-	(2,097)	(276)	(1,287)	110	-	(3,550)

Other comprehensive income (loss), net of tax	-	6,020	526	1,975	(50,338)	2,524	(39,293)

Total comprehensive income	$1,103	$211,482	$4,347	$145,119	$129,486	$(283,480)	$208,057
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	41,855	41,855

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,103	$211,482	$4,347	$145,119	$129,486	$(325,335)	$166,202

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(420,689)	$260,083

Gain (loss) related to cash flow hedges	-	12,864	-	-	3,033	-	15,897
Actuarial gain (loss) on defined benefit pension plans	-	32	637	5,668	61	-	6,398
Gain (loss) related to foreign currency translation	-	67,232	(22,010)	-	(115,710)	2,296	(68,192)
Income tax (expense) benefit related to components of other comprehensive income	-	(3,707)	(186)	(2,236)	(555)	-	(6,684)

Other comprehensive income (loss), net of tax	-	76,421	(21,559)	3,432	(113,171)	2,296	(52,581)

Total comprehensive income	$1,081	$301,920	$(33,270)	$165,068	$191,096	$(418,393)	$207,502
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	32,602	32,602

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,081	$301,920	$(33,270)	$165,068	$191,096	$(450,995)	$174,900

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$293	$5,198	$-	$569,325	$(689)	$574,127
Trade accounts receivable, less allowance for doubtful accounts	-	-	141,776	-	2,936,792	1,766	3,080,334
Accounts receivable from related parties	1,251,652	1,082,152	925,520	1,654,727	4,395,927	(9,138,792)	171,186
Inventories	-	-	314,500	-	1,046,933	(154,661)	1,206,772
Prepaid expenses and other current assets	-	47,005	70,159	117	1,041,383	36,728	1,195,392
Deferred taxes	-	-	-	-	312,758	(43,848)	268,910

Total current assets	1,251,652	1,129,450	1,457,153	1,654,844	10,303,118	(9,299,496)	6,496,721
Property, plant and equipment, net	-	679	255,385	-	3,003,849	(124,790)	3,135,123
Intangible assets	-	387	71,527	-	662,404	(91)	734,227
Goodwill	-	-	62,815	-	11,583,342	-	11,646,157
Deferred taxes	-	83,365	14,762	-	119,945	(109,592)	108,480
Other assets and notes receivables(1)	-	14,313,281	48,249	12,851,806	5,211,198	(31,122,565)	1,301,969

Total assets	$1,251,652	$15,527,162	$1,909,891	$14,506,650	$30,883,856	$(40,656,534)	$23,422,677

Current liabilities:
Accounts payable	$-	$726	$32,836	$-	$517,106	$-	$550,668
Accounts payable to related parties	-	2,199,883	665,432	1,571,744	5,126,683	(9,399,513)	164,229
Accrued expenses and other current liabilities	11,833	83,607	143,998	8,948	1,642,610	9,243	1,900,239
Short-term borrowings	-	56,536	-	-	100,690	-	157,226
Short-term borrowings from related parties	-	-	-	-	134,314	-	134,314
Current portion of long-term debt and capital lease obligations	-	78,195	-	200,000	23,080	-	301,275
Income tax payable	-	123,187	-	-	85,921	(5,554)	203,554
Deferred taxes	-	1,869	10,567	-	66,021	(42,646)	35,811

Total current liabilities	11,833	2,544,003	852,833	1,780,692	7,696,425	(9,438,470)	3,447,316
Long term debt and capital lease obligations, less current portion	1,166,233	152,002	-	2,586,469	7,681,126	(3,569,675)	8,016,155
Long term borrowings from related parties	-	3,359,322	-	2,092,452	6,491	(5,458,265)	-
Other liabilities	-	5,557	5,837	267,855	30,366	23,605	333,220
Pension liabilities	-	11,426	260,023	-	142,892	(953)	413,388
Income tax payable	2,915	30,840	-	-	21,549	110,736	166,040
Deferred taxes	-	-	-	-	759,967	(25,638)	734,329

Total liabilities	1,180,981	6,103,150	1,118,693	6,727,468	16,338,816	(18,358,660)	13,110,448
Noncontrolling interests subject to put provisions	-	-	0	-	631,940	-	631,940
Total FMC-AG & Co. KGaA shareholders' equity	70,671	9,424,012	791,198	7,779,182	13,656,823	(22,297,874)	9,424,012
Noncontrolling interests not subject to put provisions	-	-	-	-	256,277	-	256,277

Total equity	70,671	9,424,012	791,198	7,779,182	13,913,100	(22,297,874)	9,680,289

Total liabilities and equity	$1,251,652	$15,527,162	$1,909,891	$14,506,650	$30,883,856	$(40,656,534)	$23,422,677

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$13	$4,490	$-	$672,206	$6,068	$682,777
Trade accounts receivable, less allowance for doubtful accounts	-	-	152,480	-	2,882,736	2,058	3,037,274
Accounts receivable from related parties	1,269,092	960,137	815,748	1,643,394	4,073,975	(8,609,228)	153,118
Inventories	-	-	287,625	-	946,790	(137,311)	1,097,104
Prepaid expenses and other current assets	-	71,939	41,240	167	879,085	44,960	1,037,391
Deferred taxes	-	-	-	-	322,337	(43,285)	279,052

Total current assets	1,269,092	1,032,089	1,301,583	1,643,561	9,777,129	(8,736,738)	6,286,716
Property, plant and equipment, net	-	734	238,469	-	2,980,268	(127,517)	3,091,954
Intangible assets	-	501	73,166	-	684,290	(81)	757,876
Goodwill	-	-	62,829	-	11,595,358	-	11,658,187
Deferred taxes	-	80,931	14,209	-	118,306	(109,279)	104,167
Other assets and notes receivables(1)	-	13,955,933	47,661	12,583,246	5,234,132	(30,599,966)	1,221,006

Total assets	$1,269,092	$15,070,188	$1,737,917	$14,226,807	$30,389,483	$(39,573,581)	$23,119,906

Current liabilities:
Accounts payable	$-	$2,193	$28,689	$-	$511,715	$-	$542,597
Accounts payable to related parties	-	1,896,712	522,719	1,600,480	4,931,344	(8,827,326)	123,929
Accrued expenses and other current liabilities	29,770	45,897	129,727	9,403	1,786,709	11,027	2,012,533
Short-term borrowings	-	60	-	-	96,588	-	96,648
Short-term borrowings from related parties	-	-	-	-	62,342	-	62,342
Current portion of long-term debt and capital lease obligations	-	271,090	-	200,000	40,280	-	511,370
Income tax payable	-	114,197	-	-	56,163	-	170,360
Deferred taxes	-	2,331	9,002	-	64,539	(41,678)	34,194

Total current liabilities	29,770	2,332,480	690,137	1,809,883	7,549,680	(8,857,977)	3,553,973
Long term debt and capital lease obligations, less current portion	1,167,466	96,699	-	2,438,189	7,478,944	(3,434,378)	7,746,920
Long term borrowings from related parties	-	3,359,606	-	2,092,818	6,940	(5,459,364)	-
Other liabilities	-	5,616	6,028	267,914	30,399	19,604	329,561
Pension liabilities	-	10,377	254,233	-	171,248	-	435,858
Income tax payable	2,287	30,846	-	-	20,262	123,538	176,933
Deferred taxes	-	-	-	-	768,156	(24,766)	743,390

Total liabilities	1,199,523	5,835,624	950,398	6,608,804	16,025,629	(17,633,343)	12,986,635
Noncontrolling interests subject to put provisions	-	-	0	-	648,251	-	648,251
Total FMC-AG & Co. KGaA shareholders' equity	69,569	9,234,564	787,519	7,618,003	13,465,147	(21,940,238)	9,234,564
Noncontrolling interests not subject to put provisions	-	-	-	-	250,456	-	250,456

Total equity	69,569	9,234,564	787,519	7,618,003	13,715,603	(21,940,238)	9,485,020

Total liabilities and equity	$1,269,092	$15,070,188	$1,737,917	$14,226,807	$30,389,483	$(39,573,581)	$23,119,906

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,103	$205,462	$3,821	$143,144	$179,824	$(286,004)	$247,350
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(124,293)	-	(154,698)	-	278,991	-
Depreciation and amortization	-	168	13,209	-	162,641	(8,851)	167,167
Change in deferred taxes, net	-	(5,141)	1,004	-	6,310	(5,632)	(3,459)
(Gain) loss on sale of fixed assets and investments	-	-	(48)	-	854	-	806
(Write Up) write-off loans from related parties	-	54,513	-	-	-	(54,513)	-
Compensation expense related to stock options	-	6,174	-	-	-	-	6,174
Investments in equity method investees, net	-	43,389	-	-	(10,990)	-	32,399
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	10,600	-	(73,804)	289	(62,915)
Inventories	-	-	(26,758)	-	(104,322)	19,432	(111,648)
Prepaid expenses and other current and non-current assets	-	27,932	(28,285)	(25,230)	5,543	(6,791)	(26,831)
Accounts receivable from / payable to related parties	19,214	68,641	126,606	(1,109)	(214,030)	23,481	22,803
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	(1,925)	23,947	(455)	(183,359)	(578)	(180,308)
Income tax payable	628	8,954	-	(7,528)	36,852	(18,150)	20,756

Net cash provided by (used in) operating activities	3,007	283,874	124,096	(45,876)	(194,481)	(58,326)	112,294

Investing Activities:
Purchases of property, plant and equipment	-	-	(28,346)	-	(179,465)	8,180	(199,631)
Proceeds from sale of property, plant and equipment	-	-	128	-	2,352	-	2,480
Disbursement of loans to related parties	-	(88,773)	-	(63,712)	-	152,485	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(63,444)	(1,216)	-	(136,985)	64,488	(137,157)
Proceeds from divestitures	-	-	-	-	2,381	-	2,381

Net cash provided by (used in) investing activities	-	(152,217)	(29,434)	(63,712)	(311,717)	225,153	(331,927)

Financing Activities:
Short-term borrowings, net	-	(60)	(93,960)	-	171,121	-	77,101
Long-term debt and capital lease obligations, net	(3,007)	(136,960)	-	109,588	186,922	(152,485)	4,058
Increase (decrease) of accounts receivable securitization program	-	-	-	-	68,000	-	68,000
Proceeds from exercise of stock options	-	5,266	-	-	541	-	5,807
Capital increase (decrease)	-	-	-	-	21,099	(21,099)	-
Distributions to noncontrolling interest	-	-	-	-	(52,157)	-	(52,157)
Contributions from noncontrolling interest	-	-	-	-	13,402	-	13,402

Net cash provided by (used in) financing activities	(3,007)	(131,754)	(93,960)	109,588	408,928	(173,584)	116,211

Effect of exchange rate changes on cash and cash equivalents	-	377	6	-	(5,611)	-	(5,228)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	0	280	708	-	(102,881)	(6,757)	(108,650)
Cash and cash equivalents at beginning of period	0	13	4,490	-	672,206	6,068	682,777

Cash and cash equivalents at end of period	$0	$293	$5,198	$-	$569,325	$(689)	$574,127

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(420,689)	$260,083
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(117,240)	-	(181,689)	-	298,929	-
Depreciation and amortization	-	169	12,184	-	151,774	(7,774)	156,353
Change in deferred taxes, net	-	(14,876)	2,705	-	(3,914)	(6,370)	(22,455)
(Gain) loss on sale of fixed assets and investments	-	(12)	(115)	-	455	-	328
Compensation expense related to stock options	-	6,220	-	-	-	-	6,220
Investments in equity method investees, net	-	22,816	-	-	(4,234)	-	18,582
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(15,829)	-	(24,873)	-	(40,702)
Inventories	-	-	(12,488)	-	(59,019)	15,334	(56,173)
Prepaid expenses and other current and non-current assets	-	(19,210)	(9,435)	(6,047)	66,903	(132)	32,079
Accounts receivable from / payable to related parties	8,547	(76,649)	52,601	28,490	(80,161)	65,697	(1,475)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	3,603	19,261	(921)	(115,523)	1,182	(99,671)
Income tax payable	616	(923)	-	(13,065)	50,431	25,190	62,249

Net cash provided by (used in) operating activities	2,971	29,397	37,173	(11,596)	286,106	(28,633)	315,418

Investing Activities:
Purchases of property, plant and equipment	-	(14)	(13,577)	-	(139,502)	5,736	(147,357)
Proceeds from sale of property, plant and equipment	-	17	180	-	1,130	-	1,327
Disbursement of loans to related parties	-	(22,515)	-	83,644	-	(61,129)	-
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	-	(23,152)	(1,424)	-	(69,095)	21,457	(72,214)
Proceeds from divestitures	-	-	-	-	(63,452)	64,488	1,036

Net cash provided by (used in) investing activities	-	(45,664)	(14,821)	83,644	(270,919)	30,552	(217,208)

Financing Activities:
Short-term borrowings, net	-	4,226	(22,794)	-	25,607	-	7,039
Long-term debt and capital lease obligations, net	(2,972)	-	-	1,659,914	(1,750,388)	61,129	(32,317)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(162,000)	-	(162,000)
Proceeds from exercise of stock options	-	4,113	-	-	522	-	4,635
Capital increase (decrease)	-	-	-	(1,731,962)	1,730,603	1,359	-
Distributions to noncontrolling interest	-	-	-	-	(72,619)	-	(72,619)
Contributions from noncontrolling interest	-	-	-	-	8,795	-	8,795

Net cash provided by (used in) financing activities	(2,972)	8,339	(22,794)	(72,048)	(219,480)	62,488	(246,467)

Effect of exchange rate changes on cash and cash equivalents	-	8,461	(2)	-	(13,401)	-	(4,942)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	533	(444)	-	(217,694)	64,407	(153,199)
Cash and cash equivalents at beginning of period	1	78	501	-	686,457	1,003	688,040

Cash and cash equivalents at end of period	$0	$611	$57	$-	$468,763	$65,410	$534,841

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended March 31, 2014, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2013, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended March 31, 2014, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 10 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 Other Information

Management Board

       Effective March 31, 2014, Dr. Emanuele Gatti and Dr. Rainer Runte resigned from the general partner's management board. Dr. Gatti's position on the Management Board and duties relating to Europe, Middle East, and Africa have been assumed by Mr. Dominik Wehner, effective April 1, 2014, while Latin America region management duties have been assumed by Mr. John Anderson who will report directly to Mr. Rice Powell, the Company's CEO. Until such time as a permanent successor to Dr. Runte is named, Mr. David Kembel, Chief Compliance Officer for Fresenius Medical Care North America, has assumed Dr. Runte's responsibilities for Global Compliance on an interim basis and Mr. Powell, as the Chairman of the Management Board, will assume Dr. Runte's remaining responsibilities, until the search for a General Counsel is complete. Dr. Olaf Schermeier is now responsible for Intellectual Property.

Legal and Regulatory Matters

       The information in Note 10 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months period ended March 31, 2014 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of May 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 6, 2014
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner